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                           January 19, 2022

       Doug Croxall
       Chief Executive Officer
       Crown Electrokinetics Corp.
       1110 NE Circle Blvd.
       Corvallis, Oregon 97330

                                                        Re: Crown
Electrokinetics Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed January 12,
2022
                                                            File No. 333-262122

       Dear Mr. Croxall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              M. Ali Panjwani